Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp Reports Intercept of 10.87 Meters Grading 715 Grams per Tonne Silver, 6.85% Lead
and 1.52% Zinc at the SGX mine, Ying Mining District, Henan Province, China

VANCOUVER, British Columbia – August 1, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results of its on-going underground diamond drilling program for the first six months of 2012 at the SGX (Ying) mine (“SGX”), Ying Mining District, Henan Province, China.

The underground drilling in the first half of 2012 at SGX has been focused on expanding the known resource of major production veins S2, S7, S7-1 and S8. Limited drilling was also conducted on veins S14, S14-1, S16W and their branch veins. The drill program has significantly extended the mineralized zones to depth and along strike and it is expected that these results will expand the mineral resource reported in the recently completed NI 43 101 Technical Report for the Ying Mining District.

As of June 30, 2012, the Company had completed 22,121 meters (“m”) in 62 holes using six underground drill rigs. Assay results for 66 holes, 18 of which were drilled in December 2011, were received while assays for 14 holes drilled in the first half of 2012 are pending. Of the 66 holes the Company received assay results for, 31 of the holes had high-grade silver-lead-zinc zones while the remaining holes intersected vein structures.

Drilling on the major production vein S2 was conducted primarily as infill drilling to upgrade the previously delineated resource blocks and has further defined the mineralized zones between the 100m and the 0m elevations of the vein.

Drilling on the other major production veins S7, S7-1 and S8 was intended to test the downdip extension under the current production sections to expand the known resource of these veins. Six of the eight holes drilled on S7 intersected significant mineralization and have extended the mineralization zone to the -50m elevation between exploration lines 22 and 32 in the north section of the vein. Six of the eight holes drilled on S8 defined the downdip extension of the mineralization which is now extended to the -50m elevation in the north portion of the vein. Five of the nine holes drilled on the vein S7-1 intersected high-grade mineralization and successfully extended the previously delineated high grade and wide mineralization zone from the 300m elevation to the 100m elevation between exploration lines 0 and 5 over 300 m along strike. All the newly defined high grade mineralization zones of the veins S2, S7, S7-1 and S8 will be easily accessible via the ramp currently under construction at the SGX mine and the existing shafts.

Limited drilling on veins S6, S14, S14-1, and S16W also showed that the mineralization of those veins further extends to depth.

Highlights of selected intercepts are as follows:

●

Hole ZK0026 intercepted 2.20m of Vein S2 grading at 411 grams per tonne (“g/t”) silver (“Ag”), 1.28% lead (“Pb”) and 6.02% zinc (“Zn”) at the 76.81m elevation, including a 1.36m interval grading 639 g/t Ag, 1.91% Pb and 7.69% Zn;

●	Hole ZK1438 intercepted 1.28m of Vein S6 grading 423 g/t Ag, 1.11% Pb and 9.07% Zn at the 78.47m elevation, including a 0.5m interval grading 1,014 g/t Ag, 2.47% Pb and 20.81% Zn;

●	Hole ZK8303 intercepted 5.61m of Vein S28 grading 121 g/t Ag, 2.03% Pb and 2.36% Zn at the 418.96m elevation, including a 0.67m interval grading 927 g/t Ag, 12.45% Pb and 13.90% Zn;

●	Hole ZK1036 intercepted 3.70m of Vein S6 grading 234 g/t Ag, 2.37% Pb and 1.25% Zn at the 137.33m elevation, including a 0.56m interval grading 1,387 g/t Ag, 13.91% Pb and 6.23% Zn;

●	Hole ZKY22A04 intercepted 2.29m of Vein S7 grading 1,043 g/t Ag, 3.35% Pb and 0.10% Zn at the 46.81m elevation, including a 1.25m interval grading 1,551 g/t Ag, 5.27% Pb and 0.11% Zn;

●

Hole ZK0508 intercepted 10.87m of Vein S7-1 grading 715 g/t Ag, 6.85% Pb and 1.52% Zn at the 209.58m elevation, including a 2.84m interval grading 1,347 g/t Ag, 13.52% Pb and 2.16% Zn and a 1.84m interval grading 1,121 g/t Ag, 13.59% Pb and 2.16% Zn;

●	Hole ZK0108 intercepted 4.21m of Vein S7-1 grading 250 g/t Ag, 6.76% Pb and 1.77% Zn.

Table 1: Selected drill hole results from the SGX mine

Drill Hole	From	To	Interval	Elevation	Ag	Pb	Zn	Au	Cu	Mineralized
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)	Veins
ZK1437	168.86	169.00	0.15	156	73	5.08	1.14	<0.10	0.02	S6
	191.02	191.45	0.43	142	169	0.33	1.35	0.31	0.02	S4
	297.96	299.31	1.35	74	279	0.97	0.18	0.14	0.08	S2
	306.34	308.24	1.91	69	186	5.24	0.72	0.29	0.04	S2W
ZK04A12	303.26	303.53	0.27	80	585	1.37	4.34	0.17	0.30	S2
	309.20	309.72	0.51	76	169	5.69	3.10	0.20	0.05	S2W
ZK06A20	29.08	29.68	0.59	238	243	1.89	1.53	0.92	0.03	S14 Branch
	70.92	71.20	0.28	204	224	0.86	0.96	0.96	0.12	S14-1
ZK0026	357.80	360.00	2.20	77	411	1.28	6.02	0.09	0.04	S2
including	358.64	360.00	1.36	77	639	1.91	7.69	0.11	0.05
ZK1438	213.54	214.82	1.28	78	423	1.11	9.07	0.64	0.30	S6
Including	213.67	214.37	0.50	79	1,014	2.47	20.81	1.56	0.99
ZKY26A03	367.19	368.92	1.73	129	168	1.67	0.34	1.10	0.04	S7
ZKY2814	335.46	335.87	0.41	218	213	8.71	0.99	0.07	0.07	S8
ZKY2818	438.65	440.17	1.52	51	283	25.30	0.35	0.09	0.04	S8
ZK06A21	15.23	15.55	0.32	248	200	0.54	0.37	0.04	0.08	S14 Branch
	86.97	87.83	0.86	182	408	9.66	2.70	0.54	0.07	S14-1
ZK2029	32.82	32.95	0.13	281	46	0.17	7.09	0.02	0.05	S14-1

Drill Hole	From	To	Interval	Elevation	Ag	Pb	Zn	Au	Cu	Mineralized
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)	Veins
ZK8303	287.65	293.26	5.61	419	121	2.03	2.36	0.01	0.03	S28
Including	289.83	290.50	0.67	421	927	12.45	13.90	0.06	0.17
ZK0310	273.03	273.65	0.62		35	2.07	5.74	0.02	0.01	S7-1
ZK1036	33.67	34.69	1.02		128	1.26	4.82	0.09	0.05	S14
	120.28	121.20	0.92		511	3.22	1.48	0.11	0.08	S14-1
	239.53	243.22	3.70	137	234	2.73	1.25	0.05	0.02	S6
Including	239.53	240.08	0.56	139	1,387	13.91	6.23	0.15	0.08
	309.92	310.52	0.60		904	4.92	0.28	0.06	0.07	S2
ZK5116	226.89	228.60	1.71		118	0.95	0.57	0.01	0.03	S16W1
ZK0504	117.67	118.60	0.93	374	238	0.15	0.32	0.00	0.01	S7-1
ZK1850	234.37	234.78	0.41	165	80	2.79	3.54	0.17	0.03	S19
ZKY2616	353.64	354.41	0.77	100	109	1.80	1.04	0.22	0.06	S8
ZKY2618	424.37	424.37	1.59	15	297	15.96	0.97	0.15	0.07	S8
ZKY2212	350.59	351.45	0.87	91	754	15.30	1.81	0.26	0.22	S8
ZKY2214	435.92	436.52	0.60	-10	757	11.66	0.44	0.41	0.21	S8
ZKY22A04	464.73	467.02	2.29	47	1,043	3.35	0.10	0.75	0.27	S7
Including	465.77	467.02	1.25	47	1,551	5.27	0.11	0.99	0.33
	446.80	447.87	1.07		137	1.90	5.56	0.43	0.16	S7
Including	447.43	447.87	0.44	32	139	3.29	13.43	0.45	0.33
ZKY28A03	65.95	66.10	0.15	344	135	0.62	0.11	0.35	0.13	S8 Branch
	452.69	454.60	1.91	13	165	2.28	0.44	0.26	0.09	S7
Including	453.06	453.40	0.34	14	741	7.46	2.01	1.00	0.37
ZKY30A03	385.31	386.41	1.10	199	174	1.55	0.08	0.12	0.04	S7
ZKY30A04	439.38	444.55	5.07		123	2.79	0.05	0.19	0.04	S7
ZK04A14	28.94	29.27	0.33	242	2,460	12.43	9.42	3.04	0.18	S14W-branch
	59.51	60.08	0.58	222	1,876	12.97	1.23	0.30	0.28	S14-1
ZK0506	207.33	208.84	1.51	273	347	2.20	1.75	0.02	0.08	S7-1
Including	207.65	208.24	0.59		660	5.31	4.01	0.04	0.20
ZK0508	248.88	259.75	10.87	210	715	6.85	1.52	0.06	0.14	S7-1
Including	250.82	253.66	2.84	215	1,347	13.52	1.05	0.03	0.17
	257.91	259.75	1.84	210	1,121	13.59	2.16	0.13	0.26
ZK20A03	192.58	194.09	1.51	384	152	0.32	0.27	0.07	0.01	S2 branch
	303.83	304.08	0.25	277	40	9.52	0.73	0.15	0.00	S2
ZK0108	180.72	184.93	4.21	182	250	6.76	1.77	0.02	0.04	S7-1
	237.16	239.18	1.30	239	338	0.16	0.31	0.02	0.09	S7-1E1
	258.85	261.83	2.98	259	210	0.68	0.82	0.02	0.10	S7-1E2
ZK7412	290.48	291.83	1.35	22	32	2.00	5.86	0.52	0.04	S16W
ZK08A55	4.83	5.15	0.32	5	229	3.47	0.37	0.05	0.72	S14

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to four labs: the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Nonferrous Lab), the Henan Rock Minerals Testing Center in Zhengzhou (Henan Testing Center), and the SGS lab in Tianjin. All labs are officially accredited labs in China. Adopted analytical methods in the three labs are as follows:

Zhengzhou Nonferrous Lab

The sample preparation consists of drying, crushing and splitting of a 250-gram subsample which is then pulverized to minus-200 mesh. Two-acid digestion and AAS finish are utilized on a 0.5-gram sample for silver, lead and zinc analysis. Titration is utilized as a modified process for higher grade materials.

Henan Testing Center

Sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

SGS Lab

Sample is dried, crushed and split to a 250-gram subsample which is further pulverized to 85 per cent passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four-acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Jonathan Hackshaw, Investor Relations Director , Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.